Mail Stop 3720

      							March 28, 2006

Via U.S. Mail and Fax (512-742-4115)
Mr. Lynn D. Anderson
Senior Vice President and Chief Financial Officer
Broadwing Corporation
1122 Capital of Texas Highway
Austin, TX 78746

	Re:	Broadwing Corporation
      Form 10-K for Fiscal Year Ended December 31, 2005
		Filed March 6, 2006

		File No. 0-30989

Dear Mr. Anderson:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-K for Fiscal Year Ended December 31, 2005

Critical Accounting Policies

Accrued Service Costs, page 28

1. We note that you have $35.7 million in access vendor billing disputes for which you have provided $12.9 million in accrued line costs. Tell us, and disclose, more specific details why the difference of $22.8 million in access vendor billings are in dispute and unaccrued at December 31, 2005.

Intangible Assets, page 28

2. Addressing paragraph 30 of SFAS 142 and EITF D-101, tell us how you determined that you have only one reporting unit.

3. We note that you have not provided segment disclosures in your footnotes. We further note on page 30 your separate revenue presentation for your various services. Tell us how you determined your segments under SFAS 131, and why your local voice, long-distance voice, data and internet and broadband transport services would not be considered separate segments. Your response should address how you evaluated paragraphs 10-15 when identifying your operating segments and 16-24 when identifying your reportable segments.

Consolidated Statement of Operations, page 44

4. It appears that the caption "cost of revenue" excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue. If so, revise your presentation to comply with SAB 11:B, as applicable, by identifying the amount of applicable depreciation that is excluded from the caption "cost of revenue."

Note 1 - Summary of Significant Accounting Policies

Revenue and Cost of Revenue, page 48

5. Tell us and disclose the period of time for the expected customer relationships related to your upfront fee revenue recognition.





Accounts Receivable Allowances, page 49

6. We note your disclosure related to recording estimates of reserves for routine service credits granted to customers. Tell us specifically how you account for these service credits and provide your journal entries.

Note 17 - Commitments and Contingencies

Legal Matters, page 68

7. Tell us how you accounted for your settlement with Ciena
Corporation and the amount you recorded as a liability related to this settlement. Please cite the accounting literature you used in your accounting.


* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review.
Please file your response letter via EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Kyle Moffatt, Branch Chief Accountant at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,

							 	/s/ Kyle Moffatt for

								Larry Spirgel
								Assistant Director
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Mr. Lynn Anderson, Chief Financial Officer
Broadwing Corporation
March 28, 2006
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE